Brian F. Faulkner

A PROFESSIONAL LAW CORPORATION

27127 CALLE ARROYO, SUITE 1923 . SAN JUAN CAPISTRANO, CALIFORNIA 92675

T: 949.240.1361 . F: 949.240.1362 . C: 714.608.2125

E: BRIFFAULK@AOL.COM

VIA EDGAR

November 3, 2015

John Dana Brown, Attorney-Advisor

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	InCapta, Inc. (formerly TBC Global News Network, Inc.)
Form 10-12G
Filed October 7, 2015
File No. 000-29113

Dear Mr. Brown:

This letter is in response to your comment letter dated October 22, 2015 with regard to InCapta, Inc. (formerly known as TBC Global News Network, Inc.), a Nevada corporation (“Company”), and its Form 10-12G filed on October 7, 2015. Each comment in your letter will be addressed below and reflected in an amended Form 10 to be filed on EDGAR:

1. Your comment is noted.

2. and 4. With regard to disclosure of a Design and License Agreement with Navy Duck, Ocean Red and Purple Penguin.com Inc., a consulting agreement with John Swartz, an agreement with between Play Celebrity and Top Fan, and agreements with celebrities to develop games or otherwise, the Company hereby requests the confidential treatment of these documents as they will disclose trades secrets and commercial information as set forth in Section 200.80. The Company believes that disclosure of this information is not necessary for the protection of investors since the Company’s auditors have already reviewed this information and taken it into account when issuing the audits of the three acquired companies. The Company does hereby consent to the furnishing of the confidential portion to other government agencies, offices, or bodies and to the Congress. The name, address and telephone number of the person to whom all notices and orders issued under this rule at any time should be directed is set forth above.

Mr. John Dana Brown

November 3, 2015

The noted statement on page 5 of the document has been revised to clarify.

3. The Company does not use a standard pay to play system for any of its apps, as the Company wants its users to be able to choose between paying or working for their rewards. The Company’s freemium games offer in-app purchases to unlock additional features. Users who do not wish to pay also have the choice of watching a 30-second video ad to earn in-app currency which can be used to unlock the same items.

Over the period of June 30, 2015 through October 25, 2015, the Company generated approximately $13,600 in sales from freemium games (approximately $9,370 in proceeds after Apple takes its cut. This revenue was generated from approximately 2,750 in app purchases.

There have been no recent sales for pay to play games (after June 30, 2015) since users have switched to freemium games and then purchase upgrades inside those games.

5. The document has been revised to reflect that for freemiums (which commenced on June 30, 2015) there have been 859,130 total installs (June 30, 2015 through September 30, 2015); monthly installs (for July, August and September 2015) have averaged 286,377 per month. There have been total installs of 875,898 for pay to play, with an average monthly of 19,041.

6. Yes, the Company currently has agreements with Apple’s iTunes, Google’s Google Play, and Amazon, as follows:

Stimulating Software: Apple’s iTunes, Google’s Google Play, and Amazon.

Inner Four: Apple’s iTunes and Google’s Google Play.

Play Celebrity: Apple’s iTunes.

Those agreements are attached as exhibits to the amended Form 10. Please note (as clarified in the amended Form 10) that these agreements are accepted by clicking on an
”Agree” button online.

7. The Company is dependent on the services of John Swartz and others to operate the acquired companies. The noted risk factor has been revised to reflect this.

8. The referenced related party transaction as set forth in the second paragraph of Note 4 to the financial statements has been added to “Certain Relationships and Related Transactions” section. In addition, other transactions have been noted since there are other individuals that own or control over 5% of the issued and outstanding voting securities of the Company.

Mr. John Dana Brown

November 3, 2015

In connection with responding to these comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the noted filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the noted filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or further comments, please contact me.

Sincerely,

/s/ Brian F. Faulkner
Brian F. Faulkner

cc:	John Fleming, InCapta, Inc.